Exhibit 1

GENTIUM S.p.A.

QUARTERLY REPORT

For the period ended June 30, 2011

GENTIUM S.p.A.
QUARTERLY REPORT, JUNE 30, 2011

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the caption “Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our Form 20-F or other filings with the Securities and Exchange Commission, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, those relating to:

•	our expectations for increases or decreases in expenses;

•	our expectations for the development, manufacturing, and approval of defibrotide or any other products we may acquire or in-license;

•	our expectations for incurring additional capital expenditures to expand our research and development capabilities;

•	our expectations for becoming profitable on a sustained basis;

•	our expectations or ability to enter into marketing and other partnership agreements;

•	our expectations or ability to enter into product acquisition and in-licensing transactions;

•	our estimates of the sufficiency of our existing cash and cash equivalents and investments to finance our operating and capital requirements;

•	our intention to seek additional financing in order to provide funding to continue as a going concern;

•	our expectations or ability to meet the continued listing requirements of the NASDAQ Global Market;

•	our expected losses; and

•	our expectations for future capital requirements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date of this report.  Except as required by applicable laws, we assume no responsibility for updating any forward-looking statements.

PART 1. UNAUDITED FINANCIAL INFORMATION

GENTIUM S.p.A.
Balance Sheets
(Amounts in thousands except share and per share data)

	December 31, 2010	June 30, 2011 (unaudited)
ASSETS
Cash and cash equivalents	€8,742	€9,836
Available for sale securities	263	-
Accounts receivable, net of allowance of €27 as of December, 31 2010 and June 30, 2011	3,442	4,584
Accounts receivable from related parties, net of allowance of €850 as of December 31, 2010 and June 30, 2011	657	261
Inventories, net of allowance of €451 and €366 as of December 31, 2010 and June 30, 2011, respectively	2,364	3,071
Prepaid expenses and other current assets	541	444
Total Current Assets	16,009	18,196

Property, manufacturing facility and equipment, at cost	21,437	22,238
Less: Accumulated depreciation	12,839	13,457
Property, manufacturing facility and equipment, net	8,598	8,781

Intangible assets, net of amortization	54	51
Other non-current assets	13	25
Total Assets	€24,674	€27,053

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	€4,308	€5,442
Accounts payables to related parties	372	161
Accrued expenses and other current liabilities	1,902	1,692
Deferred revenues	1,704	309
Current portion of capital lease obligations	70	57
Current maturities of long-term debt	1,098	582
Total Current Liabilities	9,454	8,243

Long-term debt, net of current maturities	1,759	1,777
Capital lease obligation	21	-
Termination indemnities	510	432
Total Liabilities	11,744	10,452

Share capital (no par value as of December 31, 2010 and June 30, 2011; 18,302,617 and 19,656,317 shares authorized as of December 31, 2010 and June 30 2011, respectively; 14,956,317 and 14,966,317 shares issued and outstanding at December 31, 2010 and June 30, 2011)	108,485	109,482
Accumulated deficit	(95,555)	(92,881)
Total Shareholders' Equity	12,930	16,601
Total Liabilities and Shareholders’ Equity	€24,674	€27,053

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Statements of Income
(Unaudited, amounts in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
Revenues:
API product sales	€2,112	€1,333	€3,420	€2,564
NPP product sales	3,992	4,373	6,600	8,232
Total product sales	6,104	5,706	10,020	10,796
Other revenues	-	14	38	18
Other revenues from related party	1,443	1,001	2,476	1,956
Total revenues	7,547	6,721	12,534	12,770

Operating costs and expenses:
Cost of goods sold	1,820	1,859	2,865	2,752
Research and development	2,037	1,434	3,451	2,659
General and administrative	1,215	1,421	2,606	2,972
Sales and Marketing	-	532	-	778
Charges from related parties	82	76	149	126
Restructuring charges	-	-	953	-
Depreciation and amortization	219	201	447	400
	5,373	5,523	10,471	9,687
Operating income	2,174	1,198	2,063	3,083

Foreign currency exchange gain/(loss), net	195	(9)	295	(63)
Interest expense, net	(18)	(39)	(41)	(58)
Income before income tax expense	2,351	1,150	2,317	2,962

Income tax expense	-	(177)	-	(288)
Net Income	€2,351	€973	€2,317	€2,674

Shares used in calculation of earnings per share:
Basic	14,956,317	14,966,317	14,956,317	14,961,428
Diluted	14.956,317	15,727,077	14,956,317	15,662,601

Earnings per share:
Basic	0.16	0.07	0.15	0.18
Diluted	0.16	0.06	0.15	0.17

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands)

	Six Months Ended June 30,
	2010	2011

Cash Flows From Operating Activities:
Net income	€2,317	€2,674
Adjustments to reconcile net income to net cash provided by operating activities:
Write-down of inventory	43
Unrealized foreign exchange loss/(gain)	(218)	72
Depreciation and amortization	657	622
Stock based compensation	648	933
Loss on fixed asset disposal	6	-
Release of allowance for doubtful accounts	(266)	-
Release of inventory allowance	-	(85)
Deferred revenues	3,409	(1,396)
Income Taxes	-	288
Changes in operating assets and liabilities:
Accounts receivable	(1,830)	(743)
Inventories	(297)	(622)
Prepaid expenses and other current and noncurrent assets	712	85
Accounts payable and accrued expenses	(37)	270
Termination indemnities	(82)	(78)
Net cash provided by operating activities	5,062	2,020

Cash Flows From Investing Activities:
Purchase of equipments and furniture	(33)	(601)
Proceeds from sale of marketable securities	-	263
Net cash used in investing activities	(33)	(338)

Cash Flows From Financing Activities:
Proceeds from stock options exercise	-	64
Repayment of long-term debt	(188)	(498)
Principal payments of capital lease obligations	(33)	(34)
Net cash used in financing activities	(221)	(468)

Increase in cash and cash equivalents	4,808	1,214
Effect of exchange rate on cash and cash equivalents	150	(120)
Cash and cash equivalents, beginning of period	1,392	8,742
Cash and cash equivalents, end of period	€6,350	€9,836

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Notes To Unaudited Financial Statements
 (Amounts in thousands, except share and per share data)

1.    BUSINESS AND BASIS OF PRESENTATION

Basis of Presentation:    Gentium S.p.A. (“Gentium,” the “Company,” “we,” or “our”) is a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on a mixture of single-stranded and double-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of hepatic veno-occlusive disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of certain cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure and high rates of morbidity and mortality.

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  Defibrotide has been given orphan status by the U.S. Food and Drug Association, or FDA, and the European Medicines Agency, or EMA, which means that we will have limited market exclusivity upon regulatory approval.  The FDA has also granted fast-track product designation to defibrotide for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.  We do not know of any FDA or EMA approved treatments for VOD.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, which are subsequently used to make the finished forms of various drugs. We believe that we are the sole worldwide producer of defibrotide.  In addition to defibrotide, we manufacture urokinase and sulglicotide, both of which are sold to third parties.  All of the Company’s operating assets are located in Italy.

We continue to work closely on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate, Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to defibrotide for both the treatment and prevention of VOD in the Americas.  In addition, we have licensed our commercial rights to defibrotide for both the treatment and prevention of VOD and entered into exclusive supply and distribution agreements for defibrotide on a named-patient program supply basis with specialized regional partners for the Turkey, Israel and the Palestinian Authority regions, and the Australia and New Zealand regions.  We have also been active in establishing our European sales force, as we intend to commercialize defibrotide in certain European countries on our own.

On May 25, 2011, the EMA accepted our marketing authorization application for defibrotide and granted our request for an accelerated assessment.  The marketing authorization application will be reviewed by a Committee for Medicinal Products for Human Use within one hundred fifty (150) days.

On August 17, 2011 we announced that we have voluntarily withdrawn our new drug application  (“NDA”) for Defibrotide for the treatment of VOD following correspondence from the FDA identifying several “Refuse to File” issues regarding data in our NDA.  We have begun implementing a remediation and action plan and will be working with the FDA to resubmit an updated and complete NDA.

The accompanying unaudited financial statements as of June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. These financial statements are denominated in the currency of the European Union (the Euro or €). Unless otherwise indicated, all amounts are reported in thousands of Euros or U.S. dollars, except share and per share data.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Reclassification:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual amounts and results could differ from those estimates.

In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting of only normal recurring accruals necessary for a fair statement of our financial position, results of operations, and cash flows. The information included in this form should be read in conjunction with our financial statements and the accompanying notes included in our Annual Report on Form 20-F for the year ended December 31, 2010. Our accounting policies are described in the Notes to the Financial Statements in our 2010 Annual Report on Form 20-F and updated, as necessary, in this Form 6-K. The year-end balance sheet data presented for comparative purposes was derived from audited financial statements, but this Form 6-K does not contain all disclosures required by accounting principles generally accepted in the U.S. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the operating results for the full year or for any other subsequent interim period.

Segment information:  The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its products or product candidates.  The Company’s chief operating decision makers review the profit and loss and manage the operations of the Company on an aggregate basis. Accordingly, the Company operates in one segment, which is the biopharmaceutical industry.

Cash and Cash Equivalents:     Cash and cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Concentration of Credit Risk and Other Risks and Uncertainties:     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and trade receivables. The Company limits its investments to short-term low risk instruments. Trade receivables from one foreign customer are guaranteed by a letter of credit from a primary bank institution. The Company is exposed to credit risk in its trade accounts receivable, which are typically unsecured, from sales of defibrotide through its named-patient and cost recovery programs.   As of June 30, 2011, two customers accounted for approximately 62% and 15% of our accounts receivable, respectively. We are exposed to risks associated with foreign currency transactions in which we use U.S. Dollars to make contract payments denominated in the Euro and vice versa. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be negatively affected. We currently do not utilize forward exchange contracts or any type of hedging instruments to hedge foreign exchange risk, as we believe our overall exposure is relatively limited. For the six-months period ended June 30, 2011, three customers accounted for 55%, 17% and 13% of our product sales to third parties, respectively.

The Company is subject to a number of other risks and uncertainties, including its ability to successfully obtain regulatory approval for defibrotide, the uncertainty as to whether defibrotide will become a successful commercial product, its ability to generate projected revenue through its named-patient and cost recovery programs, its dependence on corporate partners and key personnel, its ability to obtain financing, if necessary, and potential changes in the health care industry.

Trade accounts receivable:  Trade accounts receivable are recorded net of allowances for distributors’ fees where we are not invoiced directly and doubtful accounts. Estimates for distributors’ fees are based on contractual terms. Estimates for our allowance for doubtful accounts are determined based on existing contractual payment terms, historical payment patterns of our customers and individual customer circumstances.

Inventories:    Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and treatment IND programs.  Inventories are stated at the lower of cost or market, with cost determined on an average cost basis, which approximates the first-in-first-out method. Prior to commencing the sale of defibrotide through the named-patient and cost recovery programs, we expensed all costs associated with the production of defibrotide as research and development expenses. Since signing the agreements associated with the named-patient and cost recovery programs, we have capitalized the cost of manufacturing defibrotide as inventory, including costs to convert active pharmaceutical ingredients to ampoules and vials and costs to package and label previously manufactured inventory, which costs had already been expensed as research and development expenses. Until we sell the inventory of which a portion of the cost was previously expensed, the carrying values of our inventories and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

The Company periodically reviews its inventories and items that are considered outdated or obsolete are reduced to their estimated net realizable values. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable values. We also review our inventory for quality assurance and quality control issues identified in the manufacturing process and determine if a write-down is necessary.

We expense costs relating to the production of clinical products as research and development expense in the period incurred, which are not expected to be sold through the named-patient and cost recovery programs and will continue to do so until we receive an approval letter from the United States Food and Drug Administration, or FDA, or European Medicines Agency, or EMA, for a new product or product configuration.  Upon receipt of an approval letter from FDA or EMA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Property, Manufacturing Facility and Equipment:    Property and equipment are carried at cost, subject to review for impairment of significant assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized if they extend the useful life or capacity of the asset. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective assets, ranging from five to twenty years.

The cost of our property, manufacturing facility and equipment also includes a proportionate share of the Company’s financing costs. The amount of interest cost to be capitalized for qualifying assets is that portion of the interest cost incurred during the assets’ acquisition period that could have been avoided if expenditures for the assets had not been made.  Interest expense capitalized is amortized over the same life as the underlying constructed asset.

Computer Software We capitalize costs of computer software obtained for internal use. Such costs are included in property, manufacturing facility and equipment and amortized over the estimated useful life of the software.

Intangibles:    Intangible assets are stated at cost and amortized on a straight-line basis over their expected useful life, which is estimated to be five to ten years for licenses and trademarks.

Impairment of Long-lived Assets, including Intangibles:  The Company’s long-lived assets consist primarily of intangible assets and property and equipment. The Company evaluates its ability to recover the carrying value of long-lived assets used in its business, considering changes in the business environment or other facts and circumstances suggesting that the value of such assets may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, the Company will reduce the carrying amount to the estimated fair value.

Marketable Securities:  The Company’s marketable securities are classified as securities available for sale in non-current assets and are carried at fair value based on market prices. Unrealized gains and losses (which are deemed to be temporary), if any, are reported as other comprehensive income or loss as a separate component of shareholders’ equity.

A decline in the market value of any available for sale securities, below cost, which is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment would be charged to earnings and a new cost basis for the securities is established. Factors evaluated to determine if an impairment is other than temporary include significant deterioration in the credit rating, asset quality, or business prospects of the issuer; adverse changes in the general market condition in which the issuer operates; the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment; and any concerns regarding the issuer’s ability to continue as a going concern.

Revenue Recognition:   Revenues from product sales are recognized when there is persuasive evidence that an arrangement exists, delivery to the customer has occurred and title passes to the customer, the price is fixed or determinable and collectability is reasonably assured. Upon recognition of revenue from product sales, provisions are made for customer incentives such as cash discounts for minimum amounts ordered, distributor fees and expected returns of expired products, as appropriate.

Items deducted from Gross Product Sales:

•
Distributor fees: We entered into an agreement with distributors to manage defibrotide as an investigational drug on a named-patient and cost recovery basis. We recognize a fee to distributors based on a contractually determined fixed percentage of sales. These fees are recorded at the time of the sale and offset against product sales and are typically granted within 60 days after the issuance of a sales report. Distributor fees that are invoiced directly to us are recorded as accrued expenses and other current liabilities on our balance sheets.

•
Cash discounts: We recognize a price discount to a customer if a minimum number of purchase quantities are purchased in a calendar year. We establish a reserve based on estimates of the amounts earned or to be claimed on the related sales, which is classified as accrued expenses and other current liabilities on our balance sheets, and as a reduction of product sales.

•
Product returns: We do not provide our customers with a general right of product return, although we do permit returns if the product is damaged or defective when received by the customer or if the product has expired. Our estimates for expected returns of expired products are based primarily on an ongoing analysis of historical return patterns. To date there have been no returns due to product expiration.

Collaborative arrangements with multiple deliverables are divided into separate units of accounting based on certain criteria, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Revenue from collaborative arrangements generally includes manufacturing fee arrangements if the research and development efforts ever reach the commercialization phase.

Revenue from non-refundable up-front license fees and milestone payments are recognized as performance occurs and obligations are completed. In accordance with the specific terms of the Company’s obligations under these arrangements, revenue is recognized as the obligation is fulfilled or ratably over the development or manufacturing period. Revenue associated with substantive at-risk milestones is recognized as the milestones defined in the respective agreements are achieved.  Revenue from reimbursement of research costs under collaborative arrangements is recognized as the related research and development costs are incurred, as provided for under the terms of these arrangements. Advance payments received in excess of amounts earned are classified as deferred revenue until earned on the balance sheets.

Costs incurred by the Company for shipping and handling are included in cost of goods sold.

The Company recognizes revenue from royalties based on the licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectability is reasonably assured.

Research and Development:    Research and development expenditures are charged to operations as incurred. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related trial product manufacturing costs, contract and other outside service fees, employee stock based compensation expenses and allocated facilities and overhead costs, offset by research and development tax credits due from the Italian Tax Authorities.

Income Taxes:    The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences, the temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards, all of which are calculated using tax rates. Valuation allowances are established as necessary to reduce deferred tax assets when it is considered more likely than not that the assets will not be recoverable.

The company has considered transactions or events that may give rise to uncertainty in income taxes requiring evaluation under ASC 740, or trigger subsequent recognition of previously unrecognized benefits or derecognition of previously recognized tax positions. The Company has concluded that no significant events or issues were noted.

Foreign currency transactions:    The Company has no foreign subsidiaries and, therefore, has no translation adjustment in the financial statements. However, net realized and unrealized gains and losses resulting from foreign currency transactions that are denominated in a currency other than the Company’s functional currency, the Euro, are included in the statements of operations.

Share Based Compensation:     The Company has always accounted for share based compensation on the basis of fair value. Compensation expenses for awards that are ultimately expected to vest are recognized as expenses on a straight-line basis over the requisite service period of the equity compensation award, which is generally the vesting period.

Historically, the fair value of all option grants was estimated on the grant date using the Black-Scholes option-pricing model.  For all stock option granted after December 31, 2009, the fair value of the award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, the probability of termination or retirement of the option holder in computing the value of the option and the exchange rate between the euro and the dollar, a variable which had a greater impact on the option exercise price in 2010. For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

Fair Value of Financial Instruments:    The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other current assets, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments. Marketable securities are carried at the market price.

Income Per Share: Basic net income per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive common stock issuable from stock options and warrants. In computing diluted income per share, only potential common shares that are dilutive, or those that reduce earnings per share, are included. The issuance of common stock from stock options and warrants, is not assumed if the result is anti-dilutive, such as when a loss is reported.

Recent Accounting Pronouncements

In October 2009, the FASB issued a new accounting standard which amends existing revenue recognition accounting pronouncements for Multiple-Deliverable Revenue Arrangements.   This new standard provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item in circumstances when there is no other means to determine the fair value of that undelivered item. Multiple-deliverable revenue arrangement guidance previously required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. This was difficult to determine when the product was not individually sold because of its unique features. Under the previous guidance, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined.  The adoption of this update on January 1, 2011 did not have a material impact on our financial statements as we did not enter into or materially modify any multiple-element arrangements during the three- and six-months ended June 30, 2011. However, the adoption of this standard may result in revenue recognition patterns for future agreements that are materially different from those recognized for our past multiple-element arrangements

In April 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-17, Revenue Recognition — Milestone Method (ASU 2010-017). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance a company may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This guidance is effective for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, which we adopted on a prospective basis on January 1, 2011. The election of the milestone method did not have a material impact on our financial statements and is not expected to result in different accounting treatment for future substantive milestones earned after the date of this adoption. Non-substantive milestones will continue to be recognized over the remaining performance period.

3.	RELATED PARTIES

The Company had previously had significant relationships with two privately owned Italian companies, FinSirton S.p.A. and its wholly owned subsidiary, Sirton Pharmaceuticals S.p.A (now Vifarma S.p.A). FinSirton remains one of the Company’s largest shareholders (approximately 17% ownership at June 30, 2011) and was originally the Company’s sole shareholder. The Company’s former Chief Executive Officer and President, and a current member of its board of directors, Dr. Laura Ferro, together with members of her family control FinSirton.  In addition, Dr. Ferro previously served as a member of Sirton’s Board of Directors.

Historically, the Company sold the active pharmaceutical ingredient form of defibrotide to Sirton (now Vifarma S.p.A.), which then manufactured and sold the finished products primarily to one customer, Crinos S.p.A.  Pursuant to its distribution agreement with the Company, Crinos then sold the finished products throughout Italy under the trademarks Prociclide and Noravid.  In 2007, our relationship to Sirton (now Viparma S.p.A.) changed from customer to contract manufacturer, and we sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with the Company’s overall strategy, the Company decided not to renew this agreement and discontinued the manufacture of defibrotide to be finished and sold as Prociclide and Noravid.

In 2010, Sirton (now Vifarma S.p.A.) was put into liquidation and was admitted by the Court of Como to a composition with creditors’ proceeding ("concordato preventivo").  The composition with creditors was approved on February 3, 2011. At that time, a proposal for the acquisition of Sirton’s assets was filed by a third party and approved by the Court of Como. A liquidator has been appointed, although the final allocation, among creditors, of the proceeds from sales of Sirton’s assets has not yet been finalized. We understand that the liquidator may propose to satisfy the amounts due to secured creditors in full and pay 18.26% of the amounts due to all unsecured creditors. If the preliminary indication from the liquidator is confirmed in the final allocation of the proceeds among creditors, we may collect 18.26% or €155 of the receivables outstanding at the date of the admission to the composition with creditors (June 28, 2010). Due to the uncertainty of the final allocation of proceeds from the sales of Sirton’s assets among creditors, we established an allowance for doubtful accounts of €850, which represents our exposure versus Sirton.

We currently have two lease agreements with FinSirton, one of which expires on December 31, 2013 and one which terminated as of December 31, 2010 but has been renewed until December 31, 2011. Total expenses under these operating leases for the three- and six-month periods ended June 30, 2010 and 2011 amounted to €48 and €46, respectively, and €96 and €93, respectively. See Note 13 for such operating lease commitments.

Previously, the Company had a lease agreement with Sirton (now Vifarma S.p.A.) that expired on December 31, 2010, but was renewed for an additional six-year term.  In connection with Sirton’s (now Vifarma S.p.A.) liquidation proceeding, the lease agreement with Sirton (now Vifarma S.p.A.) along with the premises to which such lease pertains were transferred to a third un-related party that has also acquired the rights to name Sirton S.p.A.

For the three- and six-month period ended June 30, 2010 and 2011, the Company had the following transactions with FinSirton and Sirton (now Vifarma S.p.A). In 2011, transactions with Sirton Pharmaceuticals S.p.A. were not classified as related party due to a change in ownership in Sirton.

	Three-month period ended June 30,		Six-month period ended June 30,
	2010	2011	2010	2011

Expenses
Cost of goods sold	150	-	150	-
Research and Development	-	-	-	-
Charges from related parties	82	76	149	126
Total	€232	€76	€299	€126

As of December 31, 2010 and June 30, 2011, the Company had the following balances with FinSirton and Sirton (now Vifarma S.p.A.). In 2011, transactions with the new Sirton Pharmaceuticals S.p.A were not classified as transactions with a related party since the new Sirton Pharmaceuticals S.p.A. is no longer a related party of the Company given the change of ownership.

	December 31, 2010	June 30, 2011
Accounts Receivable – Sirton/(Vifarma)	€1,050	€850
Accounts Receivable – FinSirton	14	115
Allowance for doubtful accounts	(850)	(850)
Accounts Receivable, net	214	115

Accounts Payable – Sirton/(Vifarma)	308	5
Accounts Payable - FinSirton	64	156
	372	161

The Company is also a party to a License and Supply Agreement with Sigma-Tau Pharmaceuticals, Inc. pursuant to which we have licensed the right to market defibrotide to treat and prevent VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc., and pursuant to which Sigma-Tau Pharmaceuticals, Inc. agrees to purchase defibrotide from us for this use.  Sigma-Tau Pharmaceuticals, Inc. is an affiliate of Sigma-Tau Finanziaria S.p.A.  One of our board members, Marco Codella, is the Chief Financial Officer of Sigma-Tau Industrie Farmaceutice Riunite S.p.A., which is a wholly-owned subsidiary of Sigma-Tau Finanziaria S.p.A. See Note 4 for further discussion of our relationship with Sigma-Tau.

4.	COLLABORATIVE ARRANGEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals, Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., hereinafter referred to as “Sigma-Tau”). Under the multi-year agreement, Sigma-Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States.  In 2005, the Company expanded Sigma-Tau’s current license territory to all of North America, Central America and South America (collectively, the “Americas”). In January 2010, the Company amended its existing license and supply agreement to include a license to Sigma-Tau for the intravenous formulation of defibrotide for the prevention of VOD in the Americas and to transfer the New Drug Application (NDA) post-approval in the United States.  In return for the amended terms, Gentium received an initial payment of $7,000 and will receive an additional payment of $6,000 following approval from the FDA to market defibrotide in the U.S. and a further $2,000 following the transfer of the approved NDA to Sigma-Tau.

This license expires on the later of the eighth year of the Company’s launch of the product or the expiration of the U.S. patent regarding the product, which expired in 2010.  In return for the license, Sigma-Tau agreed to pay the Company an aggregate of $19,350, of which €9,173 ($11,350) has been received to date.  The agreement also envisages that the Company will produce and supply defibrotide to Sigma-Tau for marketing and distribution in the United States if and when the drug is approved by the FDA. Gentium will receive a 7% royalty on net sale and a supply margin equal to the greater of 31% of net sales of defibrotide or €.050 per unit in the Americas. Gentium will reimburse $1,000 of costs reimbursed by Sigma-Tau from its future royalty payments due to Gentium under the License and Supply Agreement.

If the Company unilaterally discontinues the development of defibrotide to treat VOD (after written notice to Sigma-Tau) and, within 36 months of the discontinuation, resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, then the Company will be required to promptly reimburse Sigma-Tau for the amounts received. The Company has no intention of discontinuing the development of the product.

If during the drug development stage the Company realizes that the activities required to bring the product to completion will necessitate a material increase in expenditures, the parties will discuss the increased costs and revisions to the terms of the agreement; if the parties are unable to mutually agree on such revisions, either party can terminate the agreement. If the Company or Sigma-Tau terminates the agreement for that reason and the Company then resumes the development within 36 months of the termination, substantially availing itself of the stages previously completed, either independently or with a third party, the Company will be required to promptly reimburse Sigma-Tau for the amounts received.

On October 12, 2007, the Company and Sigma-Tau entered into a cost sharing agreement to address the need for additional funding not included in the original license and supply agreement. Under this agreement, Sigma-Tau will reimburse the Company for 50% of certain costs incurred in connection with the Company’s ongoing Phase III clinical trial of defibrotide to treat severe VOD. We recognize the reimbursement of research and development expenses as revenue when we incur the costs subject to reimbursement.

The following table outlines the nature and amount of other revenue recognized under the cost sharing and license agreements in the accompanying financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2011	2010	2011
Research and development cost reimbursement	€591	€149	€772	€252
Upfront payments recognized ratably	852	852	1,704	1,704
Total	€1,443	€1,001	€2,476	€1,956

The following table outlines the receivable that Sigma-Tau Pharmaceuticals, Inc. has agreed to pay as a reimbursement for costs incurred on the Phase III trial for the treatment of severe VOD pursuant to a cost-sharing letter agreement between the Company and Sigma-Tau. The balance was classified as accounts receivable from related parties in the accompanying financial statements:

	December 31,	June 30,
	2010	2011
Accounts Receivable from Sigma-Tau	€443	€146

On June 15, 2011, the Company announced its entry into an agreement appointing Link Pharmaceuticals as exclusive distributor of defibrotide in Australia and New Zealand, under which Link will be responsible for managing named-patient requests within the designated territories.

On June 16, 2011, the Company announced its entry into a ten-year agreement appointing Gen Ilac A.C. as exclusive distributor of defibrotide in Turkey. Under the terms of this agreement, Gen Ilac will be responsible for managing named patient requests, achieving registration, marketing authorization and reimbursement within Turkey, and following regulatory approval in Turkey, if any, for sales, marketing and local medical affairs activity as it relates to defibrotide.

On June 21, 2011, the Company announced its entry into a ten-year exclusive license and distribution agreement with Medison Pharma Ltd. for defibrotide in Israel and the Palestinian Authority. Under the terms of the agreement, Medison will be responsible for managing the named-patient sales program and for local registration, authorization, marketing, reimbursement, and medical affairs in the Israel and the Palestinian Authority region.  Following approval to market defibrotide in the Israel and Palestinian Authority region, if any, Medison will have the exclusive right to promote, purchase, market and sell defibrotide in these territories.

5.        INVENTORIES

The Company’s inventories consisted of:

	December 31, 2010	June 30, 2011
Raw materials	€310	€345
Semi-finished goods	768	668
Finished goods	1,286	2,058
Total	€2,364	€3,071

As of December 31, 2010 and June 30, 2011, the reserve was €451 and €366, respectively.

Prior to signing the named-patient and cost recovery agreements, all costs associated with the production of defibrotide were expensed as research and development expenses.  As of December 31, 2010 and June 30, 2011, inventory includes €644 and €528, respectively, for commercial batches classified as finished goods which are expected to be sold through named patient and cost recovery programs.

6.        PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consisted of:

	December 31, 2010	June 30, 2011
VAT receivables	€291	€74
Tax credit	2	2
IRAP prepaid tax	-	126
Other prepaid expenses and current assets	248	242
Total prepaid expenses and current assets	€541	€444
The value added tax (“VAT”) receivables represent a tax on the value of consumption. VAT has no effect on the Company’s operating results, as payments and receipts are allowed to be netted against each other in periodic filings with the tax authorities. The VAT payment system is a “custodial” relationship. VAT liabilities are generated when the Company invoices customers, including the VAT amount, and VAT receivables are created when the Company purchases goods and services subject to VAT. The decrease in VAT receivable is due to the utilization of  €285 to offset the payment of an equivalent amount of social charges and withholding tax and €68 as an increase in VAT receivable which may be claimed back to offset an equivalent amount of social security charges and withholding tax. The IRAP prepaid tax represents a tax advance of the 2011 payment on the Italian Regional Tax on Productive Activities.

7.        PROPERTY, MANUFACTURING FACILITY AND EQUIPMENT

The Company’s property, manufacturing facility and equipment consisted of:

	December 31, 2010			June 30, 2011
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Land and building	€2,682	1,404	1,278	2,691	1,442	1,249
Plant and machinery	15,363	9,439	5,924	15,416	9,914	5,502
Industrial equipment	1,275	833	442	1,278	868	410
Other	1,088	653	435	1,173	695	478
Leasehold improvements	325	309	16	924	313	611
Internally Developed Software	685	201	484	692	225	467
Construction in progress	19	-	19	64	-	64
	€21,437	12,839	8,598	22,238	13,457	8,781

As of December 31, 2010 and June 30, 2011 property, manufacturing facility and equipment include €460 and € 460, attributed to lab instruments acquired under capital lease agreements. The related accumulated depreciation at December 31, 2010 and June 30, 2011 was €184 and € 207, respectively.

8.        FAIR VALUE MEASUREMENT

The table below presents information about assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2011, and includes the valuation techniques the Company utilized to determine such fair value, as required since the accounting pronouncement revisions adopted by the Company in 2008. Fair values determined based on Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets consist of cash and marketable debt securities. Fair values determined based on Level 2 inputs utilize observable quoted prices for similar assets and liabilities in active markets and observable quoted prices for identical or similar assets in markets that are not very active. Fair values determined based on Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. Level 3 assets or liabilities include those for which fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

	Fair Value Measurements at June 30, 2011 using
	Total Carrying Value at June 30, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€9,836	€9,836	€-	€-
Total	€9,836	€9,836	€-	€-

The fair values of our cash and cash equivalents are determined through market, observable and corroborated sources.  The carrying amounts of accounts receivable, prepaid expenses, other current assets, accounts payable, and accrued expenses approximate fair values due to the short-term maturities of these instruments.

9.        CREDIT FACILITIES, LONG-TERM DEBT AND LEASES

Long term debt, net of current maturities consists of:
		December 31, 2010	June 30, 2011
a)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0% due June 2014 (2.23% and 2.79% at December 31, 2010 and June 30, 2011, respectively)	1,800	1,680
b)	Equipment loan secured by marketable securities, bearing interest at the Euribor 3 months rate plus 1.70% due April 2012 (2.70% and 3.25% at December 31, 2010 and June 30, 2011, respectively)	131	-
c)	Equipment loan bearing interest at the Euribor 3 months rate plus 1.20% due June 2012 (2.20% and 2.75% at December 31, 2010 and June 30, 2011 respectively)	375	250
d)	Financing loan bearing interest at the Euribor 1 month rate plus 1.00% due December 2012 (1.78% and 2.33% at December 31, 2010 and June 30, 2011, respectively)	214	162
e)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	73	73
f)	Financing loan bearing interest at the Euribor 3 months rate plus 1.00% due December 2012 (2% and 2.55% at December 31, 2010 and June 30, 2011, respectively)	101	76
g)	Equipment loan bearing interest at the Euribor 3 months rate plus 0.80% due December 2012 (1.80% and 2.35% at December 31, 2010 and June 30, 2011, respectively)	98	75
h)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	65	43
		2,857	2,359
	Less current maturities	(1,098)	(582)
	Total	€1,759	€1,777

The equipment loan of €375 requires the Company to maintain €5,000 of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles. The Company was in compliance with this covenant at December 31, 2010 and June 30, 2011.

In June 2011, in connection with a national agreement among the Italian Bank Association and the Italian Ministry of Economics and Enterprise Organizations, companies that met certain criteria, such as good standing, qualification of small and medium enterprises, were eligible to apply for a deferment on payment of 50% on the current portion of any long term debt payments due in the next twenty-four months.  Except for our research loan incurred with the Italian Ministry for University and Research, which was not eligible, we requested and obtained such deferment on payment of our principal loan payment which will have a saving on our cash flows of €200 and €400 as of December 31, 2011 and 2012, respectively.

The maturities of long-term debt are as follows:
June 30,
2013	471
2014	346
2015	240
2016	240
2017	480
Total	€1,777

10.     SHAREHOLDERS’ EQUITY

The Company had 14,956,317 ordinary shares (no par value) issued and outstanding as of December 31, 2010 and 14,966,317 ordinary shares issued and outstanding on June 30, 2011..  On June 30, 2011, the authorized shares were 19,656,317.  Authorized capital is as follows:

	December 31, 2010	June 30, 2011
Issued and outstanding	14,956,317	14,966,317
Reserved for share option plans	2,500,000	4,690,000
Reserved for exercise of warrants	846,300	-
	18,302,617	19,656,317

On April 28, 2006, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to the provisions of Articles 2443 and 2420, part 3 of the Italian Civil Codes, including the power to increase the capital of the company in cash, up to €90 million of par value, in one or more transactions, and to issue convertible bonds (even subordinated) and increase the capital of the Company, in one or more transactions, up to Euro 10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, and in both cases also with the faculty to issue warrants by means of the same resolution of the board of directors providing for the relevant capital increase and in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company. On May 9, 2011, our shareholders renewed this resolution for additional five years starting from the date of the resolution of the 2011 Extraordinary Shareholders’ meeting approving the amendment. As of June 30, 2011, our board of directors authorized the issuance of 4,549,435 ordinary shares in connection with this resolution by our shareholders.

On June 30, 2009, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to article 2443 of the Italian Civil Code, including  the power to increase the capital of our company in cash, up to an amount equal to €100 million, on a separable basis, in one or more transactions, for the purpose of a rights offering with the faculty to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase and with the faculty to reserve 1/4 of any such capital increase to employees under the Company’s equity incentive plans in effect from time to time, and the power to cancel the par value of the ordinary shares of the Company, which was completed on June 30, 2009. As of June 30, 2011, our board of directors has not authorized the issuance of any shares pursuant to this resolution by our shareholders.

On May 9 2011, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to article 2441, fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash by a maximum amount of Euro 2,200,000, on a separable basis, with the exclusion of the pre-emptive right of the shareholders, for the issuance of options to purchase a maximum of 2,200,000 shares, without a par value, in favor of the Company’s employees, directors and consultants.  We have used this approval to increase the number of ordinary shares of the Company authorized under our 2007 Stock Option Plan to 3,200,000.

Warrants

A summary of the warrant activity from December 31, 2010 to June 30, 2011 is presented below.

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2010	322,526	€11.35	$15.20
Granted	-	-	-
Exercised	-	-	-
Cancelled	322,526	€11.35	$15.20
Balance, June 30, 2011	-	-	-

There are no outstanding warrants as of June 30, 2011.

	Number of Warrant issued	Number of Warrant exercised	Number of Warrant expired	Number of Warrant outstanding

Warrant issued in conjunction with
Promissory note	503,298	22,734	480,564	-
Initial Public Offering	151,200	107,990	43,210	-
2005 private placement	713,518	713,518	-	-
2006 private placement	466,446	143,920	322,526	-
Total	1,834,462	988,162	846,300	-

In connection with a private placement in 2006, the Company issued warrants for the purchase of an aggregate of 388,705 ordinary shares at an exercise price of $14.50 per ordinary share.  In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 77,741 ordinary shares at an exercise price of $17.40 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through June 30, 2011, we had issued 143,920 ordinary shares upon exercise of these warrants for proceeds of $2,087 (€1,490). On April 28, 2011, 322,526 warrants have expired un-exercised.

11.      EQUITY INCENTIVE PLANS

The Company currently has two option plans in place: an Amended and Restated 2004 Equity Incentive Plan, which includes an Amended and Restated 2004 Italy Stock Award Sub-Plan, and a 2007 Stock Option Plan (collectively, the “Plans”).

Amended and Restated 2004 Equity Incentive Plan

Certain of the Company’s employees and directors participate in the Amended and Restated 2004 Equity Incentive Plan and Italy Stock Award Plan.  These plans were initially adopted on September 30, 2004 and amended on April 27, 2007.  The plans provide for the issuance of incentives awards of up to 1,500,000 ordinary shares to employees, consultants, directors, and non-employee directors. Awards may be in the form of either incentive or non-qualified options.  Our compensation committee determines the price of share options granted under the incentive plan, with the provision that the exercise price for an incentive share option cannot be less than 100% of the fair market value of our ordinary shares on the date of grant.  The term of share options granted under the incentive plan generally may not exceed ten years, although the shareholders’ authorization for a capital increase relating to the ordinary shares issuable upon exercise of such options expires on September 30, 2019.  As of June 30, 2011, there were 1,398,900 shares underlying outstanding options and 91,100 shares available for future grants under this plan.

Options granted under the incentive plan vest at the rate determined by our compensation committee. Typically, options granted under the incentive plan to officers and employees vest over three years, with one-third of the shares covered by the option vesting on the first anniversary of the grant date and the remainder vesting monthly over the next two years.

2004 Italy Stock Award Sub-Plan

Our Amended and Restated 2004 Italy Stock Award Sub-Plan is a part of our Amended and Restated 2004 Equity Incentive Plan and provides for the grant of share options and the issuance of share grants to certain of our employees who reside in the Republic of Italy and who are liable for income tax in the Republic of Italy. Generally, the exercise price for a share option under the Italy sub-plan cannot be lower than the average of the closing price of our ordinary shares listed on the American Stock Exchange or the Nasdaq Global Market System, as applicable, over the 30 days preceding the date of grant.

2007 Stock Option Plan

On April 27, 2007, the Company’s shareholders approved the 2007 Stock Option Plan providing for options that may be granted to the Company’s directors, employees and consultants to purchase up to 1,000,000 ordinary shares.  On May 9, 2011, the Company’s shareholders approved an additional 2,200,000 ordinary shares under the 2007 Stock Option Plan, for a total of 3,200,000 authorized ordinary shares under such plan. As of June 30, 2011, there were 1,001,541 shares underlying outstanding options and 2,198,459 shares available for future grants under this plan. Shares subject to options that have expired or otherwise terminated without being exercised in full again become available for issuance under the plan.

The 2007 Stock Option Plan is administered by our board of directors or a committee appointed by our board of directors. The board or the committee determines recipients and types of options to be granted, including the number of shares subject to an option, the vesting schedule of options, the exercisability of options and, subject to applicable restrictions, other terms of the options. The board of directors has delegated administration of the 2007 Stock Option Plan to the compensation committee.

The term of share options granted under the 2007 Stock Option Plan generally may not exceed the earlier of ten years or March 26, 2022.  Our compensation committee determines the price of share options granted under the 2007 Stock Option Plan, subject to certain limitations.

Options granted under the 2007 Stock Option Plan vest at the rate determined by our compensation committee. Typically, options granted to employees under the 2007 Stock Option Plan vest over three years, with one-third of the shares covered by the option vesting on the first anniversary of the grant date and the remainder vesting monthly over the next two years.

The board of directors may amend the 2007 Stock Option Plan at any time. Amendments will be submitted for shareholder approval to the extent required by applicable laws, rules and regulations. The 2007 Stock Option Plan will terminate on March 26, 2022 unless terminated earlier by the board of directors or a committee appointed by the board of directors.

The following table lists the balance available by the Plans at June 30, 2011.

	Amended and Restated Non statutory Plan and Agreement	Amended and Restated 2004 Stock Option Plan	2007 Stock Option Plan
Number of shares authorized	60,000	1,500,000	3,200,000
Number of option granted since inception	60,000	2,440,400	1,233,078
Number of options exercised	60,000	10,000	-
Number of shares cancelled/expired	-	1,031,500	231,537
Number of shares available for grant	-	91,100	2,198,459

Stock-based compensation cost is measured at the grant date based on the fair value of the award ultimately expected to vest and is recognized as expenses over the service period, which is generally the vesting period.  The Company recorded non-cash compensation expenses of €648 and €933 for the six-month period ended June 30, 2010 and 2011, respectively, as follows:

	Three months ended June 30, 2010	Three months ended June 30, 2011	Six months ended June 30, 2010	Six months ended June 30, 2011
Cost of goods sold	21	11	33	20
Research and development	54	65	115	116
General and administrative	294	361	500	773
Sales and Marketing		18		24
Total employee stock-based compensation expense	369	455	648	933

The weighted average grant-date fair market values of options granted to officers, employees, directors and consultants for the three months ended June 30, 2011 and 2010 were $5.09 and $3.60, respectively.  The weighted average grant-date fair market values of options granted to officers, employees, directors and consultants for the six months ended June 30, 2011 and 2010 were $5.69 and $3.60, respectively.  The valuation of options granted was based on the following weighted average assumptions:
	Three months ended June 30, 2010	Three months ended June 30, 2011	Six months ended June 30, 2010	Six months ended June 30, 2011
Risk free interest rate	2.69%	3.96%	2.69%	3.85%
Expected dividend yield	-	-	-	-
Expected stock price volatility	92.41	97.77	92.41	94.08
Expected term	5.68 years	4.39 years	5.68 years	5.04 years

All of the Company's stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at June 30, 2011. Once vested, options become exercisable immediately.

Historically, fair value of all option grants was estimated on the grant date using the Black-Scholes option-pricing model. For all stock options granted after December 31, 2009, the fair value of the award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, the probability of termination or retirement of the option holder in computing the value of the option and the exchange rate between the euro and the dollar, a variable which in 2010 gained more relevance with respect to the options exercise price. For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

The binomial model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price. Some of these inputs are highly subjective assumptions which can vary over time. In developing its estimate of expected term the existing historical share option exercise experience is not a particularly relevant indicator of future exercise patterns.  Additionally, the historical volatility of the Company’s ordinary shares may not be representative of the expected volatility. Finally, the use of implied volatility, the volatility assumption inherent in the market price of a company’s traded options, is not practicable because the Company has no publicly traded options.  In order to determine the expected volatility, the Company analyzed other available information, including the historical experience of a group of stocks in the Company’s industry having similar traits. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effective at the time of grant. The Company assumed that no dividends would be paid during the expected term of the options.

Shared-based compensation expenses recognized in the statement of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. The pre-vesting forfeiture percentage was estimated to be approximately zero. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

The Company expects to incur significant non-cash compensation expenses for option grants in the future.  As of June 30, 2011, total compensation cost not yet recognized was €3.16 million, which is expected to be expensed over a remaining weighted average vesting period of 33 months. The Company applies EITF 96-18 in accounting for options granted to consultants. As of June 30, 2010 and 2011, options outstanding to consultants amounted to 95,000 and 5,000, respectively.

12.    EARNINGS PER SHARE

The computation of basic earnings per share (EPS) is based upon the weighted-average number of our ordinary shares outstanding. The computation of diluted EPS is based upon the weighted-average number of our ordinary shares and dilutive potential ordinary shares outstanding. Dilutive potential ordinary shares outstanding principally include: the impact of ordinary equivalent shares resulting from the assumed exercise of stock option and warrants (collectively “dilutive securities”) under the treasury stock method.

The computation for basic and diluted EPS was as follows (in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
Income (Numerator):
Net income for basic and diluted EPS	€2,351	€973	€2,317	€2,674

Shares (Denominator):
Weighted-average shares for basic EPS	14,956,317	14,966,317	14,956,317	14,961,428
Effect of dilutive securities	-	760,760	-	701,173
Weighted-average shares for diluted EPS	14,956,317	15,727,077	14,956,317	15,662,601

Basic EPS	0.16	0.07	0.15	0.18
Diluted EPS	0.16	0.06	0.15	0.17

For the three and six months ended June 30, 2011, there were employee stock options, calculated on a weighted average basis, to purchase 239,000 and 217,000 shares of our common stock, respectively, with exercise prices greater than the average market prices of our common stock for these periods that are not included in the computation of diluted EPS as their impact would have been anti-dilutive.

For the three and six months ended June 30, 2011, warrants were not included in the computation of diluted EPS as the outstanding warrants expired on April 28, 2011.

For the three and six months ended June 30, 2010, shares of our common stock which may be issued upon exercise of our stock options and warrants were not included in the computation of diluted EPS for any of the periods presented above as their impact would have been anti-dilutive.

13.     COMMITMENTS AND CONTINGENCIES

In April 2007, the Company entered into a five year term capital lease arrangement to finance €218 in lab equipment purchases. The borrowing is payable in equal monthly installments of €4 over a period of 60 months. The arrangement is classified as a capital lease and expires in March 2012.

In April 2007, the Company entered into a five year term capital lease arrangement to finance €110 in laboratory equipment purchases. The borrowing is payable in equal monthly installments of €2 over a period of 60 months. The arrangement is classified as a capital lease and expires in March 2012.

Future minimum lease payments that are non-cancellable under operating and capital leases as of June 30, 2011 are:

	Operating Leases	Capital Leases
June 30, 2012	55	58
June 30, 2013	15	-
June 30, 2014	8	-
June 30, 2015		-
Thereafter		-
Total minimum lease payments	€78	58
Less: imputed interest		(1)
Present value of net minimum lease payment		57
Less: Current portion of capital lease payment		(57)
Long term portion of capital lease payment		-

PART 2 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the financial statements, related notes and other financial information included elsewhere in this annual report. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this annual report. These risks could cause our actual results to differ materially from any future performance suggested below.

OPERATING RESULTS
Overview

We are a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on a mixture of single-stranded and double-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of hepatic veno-occlusive disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of certain cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure and high rates of morbidity and mortality.

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  Defibrotide has been given orphan status by the U.S. Food and Drug Association, or FDA, and the European Medicines Agency, or EMA, which means that we will have limited market exclusivity upon regulatory approval.  The FDA has also granted fast-track product designation to defibrotide for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.  We do not know of any FDA or EMA approved treatments for VOD.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, which are subsequently used to make the finished forms of various drugs. We believe that we are the sole worldwide producer of defibrotide.  In addition to defibrotide, we manufacture urokinase and sulglicotide, both of which are sold to third parties.  All of the Company’s operating assets are located in Italy.

In 2009 we launched a named-patient program, administered by IDIS Limited, and a cost recovery program, administered by US Oncology Clinical Development.  Both of these programs are designed to provide defibrotide to patients on a pre-approval compassionate use basis.

In January 2010, we amended and expanded our existing license agreement with Sigma-Tau Pharmaceuticals, Inc. to include the prevention indication of defibrotide for the Americas.  Following this amendment, we decided to close our New York office and consolidate our corporate activities within our headquarters in Italy.

Historically, we have also generated revenue from research and development agreements with co-development partners, from the sale of rights to our intellectual property, and from licensing agreements.  For example, our licensing agreement with Sigma-Tau Pharmaceuticals includes up-front payments (some of which payments are made on the basis of achievement of defined milestones), reimbursement of research and development expenses, and royalties from product sales in the licensed territories.

Our cost of goods sold consists of material costs, direct labor and related benefits and payroll burden, utilities, quality control expenses, depreciation of our facility and other indirect costs of our facility.  Cost of goods sold has previously included the costs charged by Sirton (now Vifarma S.p.A.) for manufacturing activities related to the finishing and packaging of Prociclide and Noravid, two forms of defibrotide that were once distributed in the Italian market pursuant to a distribution agreement with Crinos S.p.A.

Since the three-month period ended December 31, 2009, we have been cash flow positive, primarily due to the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license for defibrotide in the Americas, together with revenue generated from the cost recovery and named-patient programs.  We expect that existing cash and cash equivalents together with the anticipated cash flow from product sales will be sufficient to support our current operations for at least the next twelve months.  However, if we are unable to obtain regulatory approval to commercialize defibrotide, unable to continue to generate revenue through our cost recovery and named-patient programs as expected, or if we are required to fund additional clinical trials, or if our cash requirements exceed our current expectation, we may incur net losses and may have to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits of our direct employees, employee stock based compensation expenses, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings that we receive from contract research organizations for services rendered may not be received for several months following the services.  Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter.  We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs.  Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.

The successful development of our product candidates is highly uncertain.  On August 17, 2011 we announced that we have voluntarily withdrawn our new drug application for Defibrotide for the treatment of VOD following correspondence from the FDA identifying several “Refuse to File” issues regarding data in our NDA.

We cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of defibrotide to treat or prevent VOD or the other uses for which we are developing defibrotide or the date of completion of these development efforts.  We cannot reasonably estimate when we may have material net cash inflows from commercial sales of defibrotide to treat or prevent VOD.  We cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with development, including:

• potentially insufficient data necessary to obtain marketing approval from FDA or EMA;

• the need to conduct additional clinical trials;

• the uncertainty of clinical trial results; and

• extensive governmental regulation, both foreign and domestic, for approval of new therapies.

If we fail to complete the development of defibrotide to treat or prevent VOD, it will have a material adverse effect on our future operating results and financial condition.  In addition, any failure to obtain, or any delay in obtaining, regulatory approvals will also have a material adverse effect on our results of operations and financial condition.

As part of our development of defibrotide, we expect to continue to incur significant costs related to our Phase II//III pediatric prevention trial in Europe and the commencement of any new clinical trials.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could differ from those estimates.

We believe that the following policies are critical to the understanding of our financial condition and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Our primary source of revenue is from the sale of products, named-patient and cost recovery programs and from collaborative arrangements.  We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed or determinable, and collectability is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period in which the related sales are recorded on the basis of historical rates of return. Historically, our returns have been insignificant.  Revenues are recorded net of applicable allowances for contractual adjustments entered into with customers.

Collaborative arrangements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain revenues pursuant to these agreements. Collaborative arrangements with multiple deliverables are divided into separate units of accounting based on certain criteria, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit.  Revenue associated with substantive at-risk milestones is recognized as the milestones defined in the respective agreements are achieved.  We defer and recognize as revenue non-refundable payments received in advance that are related to future performance over the life of the related research project. We recognize reimbursements to fund research and development efforts as the qualified expenditures are made. Finally, royalty revenues are recognized when earned after the applicable sales are made.

Inventories

Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and treatment IND programs. We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items to their estimated net realizable values as they become outdated or obsolete.  We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecast product demand. Our reserve level and our resulting overall profitability, is therefore subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments.  Forecasting demand and resource planning are based, in part, on assumptions that we must make regarding expected market changes, overall demand, pricing incentives and raw material availability, among other variables.  Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable values.

In the highly regulated industry in which we operate, raw materials, work in progress and finished goods inventories have expiration dates that must be factored into our judgments as to the recoverability of inventory costs. Additionally, if our estimate of a product’s demand and pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgment as well.  We also review our inventory and the manufacturing process for quality assurance and quality control issues and determine whether a write-down is necessary.  To accurately reflect inventory at the lower of cost or market, we record an inventory reserve as soon as a need for such a reduction in net realizable value is determined.

Prior to commencing the sale of defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expenses. Since signing the agreements associated with the named-patient and cost recovery programs, we have capitalized the cost of manufacturing defibrotide as inventory, including costs to convert active pharmaceutical ingredients to ampoules and vials and costs to package and label previously manufactured inventory, which costs had already been expensed as research and development expenses. Until we sell the inventory of which a portion of the cost was previously expensed, the carrying values of our inventories and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

We expense costs relating to the production of clinical products as research and development expenses in the period incurred, which are not expected to be sold through the named-patient and cost recovery programs. We will continue to do so until we receive an approval letter from the FDA or EMA for a new product or product configuration.  Upon receipt of an approval letter from FDA or EMA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Impairment of Long-lived Assets

Our long-lived assets consist primarily of property and equipment. We evaluate our ability to recover the carrying value of long-lived assets used in our business in consideration of changes in the business environment or other facts and circumstances suggesting that value of such assets may be impaired.

If, based on the preceding discussion, our management has concluded that impairment indicators exist, we will conduct an assessment of the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing an assets’ fair value to its carrying value. Fair value can be calculated using a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, an assessment of undiscounted cash flows, the selection of an appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices, requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Research and Development Expenses

Several of our activities and related costs are designated as research and development expenses, which primarily include salary and benefits payments to our direct employees, employee stock-based compensation expenses, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings we receive from contract research organizations for services rendered may not be received for several months following the service. We accrue the estimated costs of the contract research organizations’ related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in constant communication with our contract research organizations to assess their progress on the underlying study and the reasonableness of their cost estimates.  Differences between estimated trial costs and actual costs have not been material to date, and any changes have been made when they become known. Under this policy, research and development expenses can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.

Stock-Based Compensation

Employee stock-based compensation is estimated at the date of grant, based on the fair value of the employee stock award. Employee stock-based compensation is recognized as expense ratably over the requisite service period, which is generally the vesting period, in a manner similar to other forms of compensation paid to employees. Historically, the fair value of all option grants were estimated on the grant date using the Black-Scholes option-pricing model.  For all stock options granted after December 31, 2009, the fair value of the award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, the probability of termination or retirement of the option holder in computing the value of the option, and the exchange rate between the euro and the dollar, a variable which had a greater impact on the option exercise price in 2010.  For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

The option-pricing model requires the use of certain subjective assumptions or estimates regarding the expected volatility of the market price of our stock, the expected term of the award and the expected forfeiture rate. In estimating the expected term of an award, we consider the vesting period of the award, our historical experience with employee stock option exercise and the expected volatility and use relevant peer group data as a comparative measure.

We review our assumptions periodically and, as a result, we may change our assumptions used to value share-based awards granted in future periods.  Such changes may lead to a significant change in the expenses we recognize in connection with share-based payments.

In using the option pricing model that we have selected, changes in the underlying assumptions have the following effect on the resulting fair value output:

Results in a fair
value estimate that
An increase to the:	is:
Price of the underlying share	Higher
Exercise price of option	Lower
Expected volatility of stock	Higher
Risk-free interest rate	Higher
Expected term of option	Higher

In our current valuation, we consider the volatility factor to be an important factor in determining the fair value of the options granted. For options granted in 2011, we have used 94.08 % factor based on what we believe is a representative sample of similar biopharmaceutical companies. However, this sample is not perfect as it omits, for example, Italian companies, due to the fact that there are a limited number of companies like us that are publicly traded in the U.S. market.  Significant changes to these estimates could have a material impact on the results of our operations.

Recent Accounting Pronouncements

See Note 2 of our financial statements, “Summary of Significant Accounting Policies to our Financial Statements,” for a discussion of new accounting standards.

Results of Operations

The following table sets forth our results of operations:

(Unaudited, amounts in thousands except shares and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2011	2010	2011
Revenues:
API product sales	€2,112	€1,333	€3,420	€2,564
NPP product sales	3,992	4,373	6,600	8,232
Total product sales	6,104	5,706	10,020	10,796
Other revenues	-	14	38	18
Other revenues from related party	1,443	1,001	2,476	1,956
Total revenues	7,547	6,721	12,534	12,770

Operating costs and expenses:
Cost of goods sold	1,820	1,859	2,865	2,752
Research and development	2,037	1,434	3,451	2,659
General and administrative	1,215	1,421	2,606	2,972
Sales and Marketing	-	532	-	778
Charges from related parties	82	76	149	126
Restructuring charges	-	-	953	-
Depreciation and amortization	219	201	447	400
	5,373	5,523	10,471	9,687
Operating income	2,174	1,198	2,063	3,083

Foreign currency exchange gain/(loss), net	195	(9)	295	(63)
Interest expense, net	(18)	(39)	(41)	(58)
Income before income tax expense	2,351	1,150	2,317	2,962

Income tax expense	-	(177)	-	(288)
Net Income	€2,351	€973	€2,317	€2,674

Shares used in calculation of earnings per share:
Basic	14,956,317	14,966,317	14,956,317	14,961,428
Diluted	14,956,317	15,727,077	14,956,317	15,662,601

Earnings per share:
Basic	0,16	0.07	0,15	0.18
Diluted	0.16	0.06	0.15	0.17

Three Months Ended June 30, 2011 Compared to Three Months Ended June 30, 2010

Product sales, net

Product sales for the three-month period ended June 30, 2011 were € 5.71 million compared to €6.10 million for the same period in 2010, a decrease of €0.39 million or 6%. The decrease was primarily due to lower revenue from our active pharmaceutical ingredients (API) business which went from €2.11 million for the three-month period ended June 30, 2010 to €1.33 million for the three-month period ended June 30, 2011. The decrease was due to a drop in the price of the sulglicotide active pharmaceutical ingredient business in order to accommodate a 20% reimbursement price cut suffered by our commercial partner in South Korea on their finished drug product that uses suglicotide as the API. In addition, we experienced a small temporary decrease in the volume of our on the urokinase API business, which was largely attributable to a manufacturing delay due to variances.

For the three-month periods ended June 30, 2011 and 2010, named-patient and cost recovery program sales amounted to €4.37 million and €3.99 million, respectively, which are net of €0.71 million and €0.66 million in service fees, respectively. In June 2011, we announced that we entered into licensing, supply and distribution agreements for defibrotide, which as of June 30, 2011 contributed €0.48 million to our product sales.

Other revenues

Other revenues were €1.01 million for the three-month period ended June 30, 2011 compared to €1.44 million for the same period in 2010. The decrease from the prior year period is primarily attributable to a decrease in activities that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to €0.15 million and €0.59 million for the three-month periods ended June 30, 2011 and 2010, respectively. For the three-month periods ended June 30, 2011 and 2010,  other revenues also include a ratable recognition of €0.85 million ($1.17 million) of the €5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company to include the prevention indication of defibrotide in the Americas. The up-front payment has been recognized ratably through the second quarter of 2011.

Cost of goods sold

Our cost of goods sold was €1.86 million for the three-month period ended June 30, 2011 compared to €1.82 million for the same period in 2010. Cost of goods sold as a percentage of product sales was 33% for the three-month period ended June 30, 2011 compared to 30% for the same period in 2010.  The percentage increase is primarily due to lower margin on the active pharmaceuticals business due to a  price reduction for  sulglicotide

Research and development expenses

The Company incurred research and development expenses of €1.43 million for the three-month period ended June 30, 2011 compared to €2.04 million for the same period in 2010. Research and development expenses were primarily for the development of defibrotide to treat and prevent VOD. The decrease from the comparable period in 2010 was primarily due to completion of a technology transfer and costs associated with pre-clinical and clinical studies such as reproductive toxicity, hERG channel, QT/QTc, and pharmacokinetics of defibrotide in healthy volunteers, offset by an increase in scientific consultancy and regulatory activities.

General and administrative expenses

General and administrative expenses were €1.42 million for the three-month period ended June 30, 2011 compared to €1.21 million for the same period in 2010. 2010 general and administrative expenses include a release of a reserve for doubtful accounts of €0.17 million due to the compensation of accounts receivable against  the same amount of account payables due to the counterparty. Excluding the effect such release, general and administrative expenses would have been €1.38 million, a slight increase primarily due to consultancy expenses associated with the incorporation of a subsidiary in Switzerland and increase in stock-based compensation expenses, offset by a decrease in legal and administrative expenses previously incurred by our US representative office.

Sales and marketing

Sales and marketing expenses were €0.53 million for the three-month period ended June 30, 2011. Sales and marketing expenses relate to costs incurred with the establishing our European sales force. For the three-month period ended June 30, 2011, sales and marketing expenses refers mainly to recruiting, payroll, health economic analysis, and stock based compensation costs.

Depreciation and amortization expense

Depreciation and amortization expenses were €0.20 million for the three-month period ended June 30, 2011 compared to €0.22 million for the comparable period in 2010. Depreciation does not account for depreciation of our manufacturing facilities, which are included in cost of goods sold.

Foreign currency exchange gain/(loss)

Foreign currency exchange gain (loss) is primarily due to remeasurement of U.S. dollar cash balances, accounts receivables and payables. The net decrease is mainly attributable to unfavorable foreign exchange losses on our cash balances and accounts payables due to the fluctuation in foreign exchange rates.

Interest expense, net

Interest expense, net, amounted to €0.04 million and €0.02 million for the three-month period ended June 30, 2011 and 2010, respectively. The variance is a result of an increase in interest income due to a higher amount of invested funds in the 2011, as a consequence of our increased cash position, offset by an increase in interest expenses which amounted to €0.18 million and €0.16 million for the three-month period ended June 30, 2011 and 2010, respectively, on our outstanding long term debts, which have a floating rates based on Euribor plus an applicable spread.

Income tax expense

Income tax expenses primarily refers to a provision on the 2011 Italian Regional Tax on Productive Activities, or “IRAP,” and which has a floating a statutory rate of 3.9%. The IRAP tax is not deductible for corporate purposes. The IRAP tax base is similar to the corporate tax base but does not permit a deduction for labor and interest.

Net income

Our net income was €0.97 million for the three-month period ended June 30, 2011 compared to a net income of €2.35 million for the comparable period in 2010. The difference was primarily due to a decrease in active pharmaceutical ingredients product sales and lower other income and revenues under the cost sharing agreement entered into with Sigma-Tau, an establishment of a Italian tax provision which was not present in 2010, and marketing expenses associated with the establishment of a commercial infrastructure for the Company, offset by a decrease on research and development expenses and increase in sales of defibrotide sold through the named patient and cost recovery programs.

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Product sales, net

Product sales for the six-month period ended June 30, 2011 were €10.80 million compared to €10.02 million for the same period in 2010, an increase of €0.78 million or 8%. The increase was primarily due to higher volume sales on the distribution of defibrotide through the named-patient and cost recovery programs which were partially offset by lower sales of Active Pharmaceutical Ingredients (API). For the six-month period ended June 30, 2011 and 2010, named-patient and cost recovery program sales amounted to €8.23 million and €6.60 million, respectively, representing an increase of €1.63 million or 25%. Named-patient and cost recovery program sales are net of €1.30 million and €1.05 million, respectively, in service fees. Active pharmaceutical ingredients revenues were €2.56 million for the six-month period ended June 30, 2011, as compared to €3.42 million for the same period in 2010.  The decrease was due to a drop in the price of sulglicotide to accommodate a 20% reimbursement price cut suffered by our commercial partner in South Korea on their finished drug product that uses suglicotide as the API, and a decrease in the volume of urokinase sold because of production difficulties that uses sulglicotide as the API to formulate a finished product.

Other revenues

Other revenues were €1.97 million for the six-month-period ended June 30, 2011 compared to €2.51 million for the same period in 2010. This fluctuation is primarily attributable to a decrease in activities, such as pre-clinical and clinical trials, that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, which reimbursements amounted to €0.25 million and €0.77 million as of June 30, 2011 and 2010, respectively, and a ratable recognition of €1.70 million ($2.33 million) of the €5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company to include the prevention indication of defibrotide in the Americas. The up-front payment was recognized ratably through the second quarter of 2011.

Cost of goods sold

Cost of goods sold was €2.75 million for the six-month period ended June 30, 2011 compared to €2.87 million for the same period in 2010.  Cost of goods sold as a percentage of product sales was 25% for the six-month period ended June 30, 2011 compared to 29% for the same period in 2010.  The percentage decrease is primarily due to a different composition of product mix with proportionately increased sales of defibrotide, which represent 76% of the product sales compared to 66% for the prior year period.  Defibrotide sales through the named-patient and cost recovery programs have a higher margin compared to the sales of the Company’s other active pharmaceuticals ingredients.

Research and development expenses

The Company incurred research and development expenses of €2.66 million for the six-month period ended June 30, 2011 compared to €3.45 million for the same period in 2010. Research and development expenses were primarily for the development of defibrotide to treat and prevent veno–occlusive disease (VOD). The decrease from the comparable period in 2010 is primarily attributed to the completion of a technology transfer and the completion of certain pre-clinical and Phase I clinical studies, such as reproductive toxicity, hERG channel, QT/QTc and pharmacokinetics of defibrotide, offset by an increase in healthy volunteers, scientific consultancy and regulatory activities.

General and administrative expenses

General and administrative expenses were €2.97 million for the six-month period ended June 30, 2011 compared to €2.61 million for the same period in 2010.  2010 general and administrative expenses include a release of a reserve for doubtful accounts for €0.27 million due to the deemed payment of accounts receivable through the elimination of the same amount of accounts payable due to the same counterparty. Excluding such release, general and administrative expenses would have been €2.88 million. The slight increase in general and administrative expenses was primarily due to administrative expenses incurred in connection with the formation of a subsidiary in Switzerland and higher stock-based compensation expenses, which amounted to €0.77 million and €0.50 million for the six months  as of June 30, 2011 and 2010, respectively, offset by a decrease in legal and administrative expenses previously incurred by the Company’s New York office, which was closed in 2010.

Sales and marketing expenses

Sales and marketing expenses were €0.78 million for the six-month period ended June 30, 2011 compared to enil for the same period in 2010. Sales and marketing expenses mainly refer to expenses relating to recruiting, payroll, marketing and health economics analysis, and stock based compensation expenses.

Restructuring charges

For the six-month period ended June 30, 2010, corporate restructuring  €0.95 million were recorded  in connection with the strategic decision to close the Company's New York office in March 2010

Depreciation and amortization expense

Depreciation and amortization expenses were €0.40 million for the six-month period ended June 30, 2011 compared to €0.45 million for the comparable period in 2010. Depreciation expenses do not account for depreciation of our manufacturing facilities, which is included in the cost of goods sold.

Foreign currency exchange gain/(loss)

Foreign currency exchange gain (loss) is primarily due to remeasurement of U.S. dollar cash balances, accounts receivables and accounts payables. The net decrease is mainly attributable to unfavorable foreign exchange losses on our cash balances and accounts payables due to the fluctuation in foreign exchange rates

Interest expense, net

Interest expense, net, amounted to €0.06 million and €0.04 million for the six-month period ended June 30, 2011 and 2010, respectively. The variance is a result of an increase in interest income due to higher amount of invested funds in the 2011 as consequence of our increased cash position. Offset by an increase in interest expenses which amounted to €0.07 million and €0.04 million for the six-month period ended June 30, 2011 and 2010, respectively due to an increase in the interest rates, on our outstanding long term debts, which have a floating rates based on Euribor plus an applicable spread.

Income tax expense

Income tax expenses, which amount to €0.28 and nil, as of   the six months ended June 30, 2011 and 2010, respectively mainly refers to a provision on the Italian Regional Tax on Productive Activities, or “IRAP,”, which has a floating a statutory rate of 3.9%. The IRAP tax is not deductible for corporate purposes. The IRAP tax base is similar to the corporate tax base but does not permit a deduction for labor and interest.

Net income

Net income was €2.67 million for the six-month period ended June 30, 2011 compared to €2.32 million for the same period in 2010. The difference is mainly due to an increase in the volume of defibrotide sold through the named-patient and cost recovery programs. Such increase in defibrotide revenues has offset the decrease in the Company’s sales of active pharmaceutical ingredients; the decrease in activities that were  eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, an establishment of a Italian tax provision that was not present in 2010, and costs  associated with the establishment of tax provision in Italy and marketing efforts, both of which were not present in 2010.  In addition, restructuring charges in 2010 were not present in the six-month period ended June 30, 2011.

Liquidity and Capital Resources

During 2011, net cash provided by our operating activities and working capital amounted to €2.02 million. We used €0.60 million for capital expenditures and €0.53 million to reimburse a portion of our long term debts and capital lease obligations.  In 2011, we utilized a tax credit of €0.29 million to offset social security and withholding tax due and we sustained one time employee termination benefits for €0.08 million. We funded these amounts mainly from the following sources:

•	€12.77 million in product sales and reimbursement of expenses under a cost sharing agreement entered with Sigma-Tau;

•	€0.26 million from the sale of available for sale securities; and

•	€8.74 million from cash available at December 31, 2010.

At June 30, 2011, we had an aggregate of €1.83 million in debt outstanding and had €9.84 million in cash and cash equivalents.  Additional information on the maturity, repayment obligations and interest rate structure with respect to this debt, and on our material commitments for capital expenditures, is provided below under “Contractual Obligations and Commitments.”

We expect to devote substantial resources toward the continuation of our research and development efforts, regulatory expenses, expansion of our licensing and collaboration efforts and establishing our sales and marketing team. Our funding requirements will depend on numerous factors including:

•	the scope and results of our clinical trials and whether additional clinical trials are necessary;

•	whether we are able to commercialize and sell defibrotide for the uses for which it is being developed;

•	advancement of other product candidates in development;

•	the timing of and the costs associated with obtaining regulatory approvals;

•	the cost of manufacturing activities;

•	the costs associated with building a future commercial infrastructure;

•
the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the outcome of litigation of any such claims; and

•	our ability to establish and maintain additional collaborative arrangements.

We do not expect our revenues to increase significantly until after we successfully obtain FDA and European regulatory marketing approval for, and begin selling, defibrotide to treat severe VOD and prevent VOD. We believe that some of the key factors that will affect our internal and external sources of cash are:

•	our ability to obtain FDA and European regulatory marketing approval for and to commercially launch defibrotide to treat and prevent VOD;

•	the receptiveness of the capital markets to financings, generally, and of biotechnology companies, specifically; and

•	our ability to enter into additional collaborative arrangements with corporate and academic collaborators and the success of such relationships.

As of June 30, 2011, we had accumulated losses of approximately €92.881 million.  Since the three-month period ended December 31, 2009, we have been cash flow positive, primarily due to the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license for defibrotide in the Americas, together with revenue generated from the cost recovery and named-patient programs.  However, if we are unable to obtain regulatory approval to commercialize defibrotide, unable to continue to generate revenue through our cost recovery and named-patient programs, or if we are required to fund additional clinical trials, we may revert to operating on losses and may have to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available us on favorable terms, if at all.

Italian law sets certain limitations and restrictions on our issuance of debt securities, as described in our risk factor stating, “We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity.”  With some exceptions, in order to issue new equity or debt securities convertible into equity, we must increase our authorized capital through a process described in our risk factor stating, “The process of seeking to raise additional funds is cumbersome, subject to the verification of a notary public as to compliance with our bylaws and applicable law and may require prior approval of our shareholders at an extraordinary meeting.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

During the period ended June 30, 2011, there have been no new contractual obligations as contemplated by Item 303(a)(5) of Regulation S-K, and there have been no material changes to our major contractual obligations and commitments set forth in our latest annual report on Form 20-F.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates.  The carrying amounts of cash and cash equivalents, accounts receivable and other receivables, and the interest rate on our debt with floating rates represents our principal exposure to credit risk in relation to our financial assets.

As of June 30, 2011, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States, which we believe are of acceptable credit quality.  The goals of our investment policy are liquidity and capital preservation. To achieve this objective, we invest our cash in liquid instruments that meet high credit quality standards and generally have a maturity of less than three months from the date of purchase. We are exposed to exchange rate risk with respect to certain of our cash balances, accounts receivable and accounts payable that are denominated in the U.S. dollar.  At June 30, 2011 we held a cash balance of $1.94 million, accounts receivable of $1.04 million and accounts payable of $0.39 million that were denominated in U.S. dollars. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be negatively affected. As of June 30, 2011, our foreign currency transactions are minimal and changes to the exchange rate between the US dollar and Euro would have an immaterial affect on our earnings. If the US dollar were 10% stronger against the Euro, our net assets balance would increase by approximately $ 0.12 million as of June 30, 2011.

As of June 30, 2011, we had floating debts in the principal amount of €2.24 million.  Our exposure includes changes in interest rates, as borrowing under our debts bear interest at floating rates based on Euribor plus an applicable margin. The rate is currently variable based on Euribor interest rates, subject to certain minimums, that range from 2.33% to 2.79%. Each 100 basis point increase in interest rates will cause interest payments in 2011 to increase by approximately €22 million based on twelve months.  Substantially all of our current revenue generating transactions and substantially all of our assets and liabilities are denominated in the euros.  In the future, we expect to transact business in U.S. dollars and other currencies.  The value of the Euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Any change in the value of the Euro relative to other currencies in which we transaction business in the future could materially and adversely affect our cash flows, revenues and financial condition.  To the extent that we hold assets denominated in United States dollars, any appreciation of the Euro against the United States dollar could result in a charge to our operating results and a reduction in the value of our United States dollar denominated assets upon remeasurement.